October 20, 2010	News Release 10-29

BRUCEJACK DRILLING CONCLUDES FOR 2010; SIGNIFICANTLY EXPANDED
GOLD-SILVER ZONES

Vancouver, B.C. – Silver Standard Resources Inc. (nasd: ssri, tmx: sso) (the “Company”) is pleased to report the results from the final 20 holes of the 33,100-meter diamond drill program at its wholly-owned Brucejack Project. The latest results have defined a new area of mineralization in the West Zone, encountered further high-grade gold and silver mineralization in the Galena Hill Zone and expanded the known mineralization in the West, Galena Hill, Bridge and Shore Zones.

West Zone

Drilling has defined a new area of mineralization in the footwall of the West Zone. A highlight is SU-98:

•
SU-98, a metallurgical hole which was not sampled in the top 275 meters, intersected 130 meters averaging 1.40 grams of gold and 16.6 grams of silver per tonne, including 3.0 meters averaging 876.75 grams of gold and 597.55 grams of silver per tonne. This intersection is less than 50 meters from the historical West Zone which was defined by over 750 surface and underground drill holes and over 5,000 meters of underground workings.

Intersections in holes SU-63, SU-66, SU-67, SU-98 and SU-100 define the footwall mineralization measuring approximately 120 by 500 meters. The close proximity of these intersections to an area extensively studied in the past exemplifies the continued exploration potential of the West Zone and the Brucejack Project as a whole.

Galena Hill Zone

The Galena Hill Zone, located 500 meters south of the West Zone, is host to disseminated gold-silver mineralization together with structurally-controlled high-grade veins. Drilling has continued to confirm the location of the high-grade structures intersected in 2009 and 2010. The highlight from the latest holes is SU-106:

•
SU-106 intersected three bands of mineralization including 0.69 meters of 1,710 grams of gold per tonne and 1,080 grams of silver per tonne. This intersection encountered the same zone as defined by the high-grade intercepts in holes SU-12, SU-29, SU-40 and SU-84 previously reported from the 2009 and 2010 programs and included in Table 1.

Drilling in 2010 has expanded the Galena Hill Zone by 100 meters to the northeast and 250 meters to the southwest. Galena Hill is open to the east and to depth.

Bridge Zone

The Bridge Zone, which exhibits porphyry-style gold-silver mineralization, measures approximately 600 meters by 900 meters, roughly three times the area defined in the 2009 drill program.

Holes SU-92, SU-94 and SU-95 have expanded the zone 200 meters further south than the area defined in 2009 drilling. Holes SU-64, SU-87 and SU-90 show that the zone remains open to the east.  The highlight was hole SU-87:

•	SU-87 intersected 168 meters averaging 1.09 grams of gold per tonne and 4.04 grams of silver per tonne and ended in mineralization.

Shore Zone

Eight holes completed on the Shore Zone expanded it to the northwest, where the zone remains open and to depth.

The 31,000-meter program at Brucejack is part of the total 51,100-meter program including the Company’s adjacent Snowfield Project, located 65 kilometers north of the town of Stewart in British Columbia. A new Brucejack Project map has been posted in the Projects section of Silver Standard’s web site which shows both 2009 and 2010 drill hole locations. In addition to work completed on these four zones, other targets have been defined on the property that will require future follow-up sampling and drilling. A new resource update for the Brucejack Project is anticipated in the first half of 2011.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Senior Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person responsible for Silver Standard’s exploration programs.

Silver Standard Resources Inc. is a silver mining company that seeks growth through discovery, the development of its project pipeline, and accretive acquisition opportunities.

Contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

Table 1 - Selected Brucejack Project Drill Results(1)
October 2010

Hole Number	From (meters)	To (meters)	Interval (meters)	Gold Grade (g/t)	Gold Grade (oz./ton)	Silver Grade (g/t)	Silver Grade (oz./ton)
Galena Hill
SU-12(2)	273.00	274.50	1.50	16,949	494.36	8,696	253.64
SU-29(2)	560.80	561.30	0.50	5,344	155.87	3,740	109.08
SU-40(2)	348.63	349.13	0.50	430	12.54	174	5.08
	464.45	465.03	0.58	536	15.63	175	5.10
	648.81	650.45	1.64	5,850	170.63	720	21.00
SU-84(2)	198.08	198.52	0.44	5,480	159.83	2,140	62.42
SU-91(4)	43.00	102.98	59.98	1.64	0.05	11.02	0.32
SU-93(4)	73.10	88.05	14.95	0.52	0.02	27.61	0.81
	105.80	146.10	40.30	1.26	0.04	6.50	0.19
	164.00	191.00	27.00	1.17	0.03	10.44	0.30
	205.79	232.43	26.64	1.32	0.04	6.66	0.19
SU-96(3)	138.00	164.00	26.00	0.57	0.02	18.41	0.54
	226.00	249.02	23.02	0.87	0.03	10.30	0.30
SU-97(3)	125.41	199.50	74.09	0.49	0.01	4.75	0.14
	219.50	266.12	46.62	1.30	0.04	8.77	0.26
	289.71	325.00	35.29	1.83	0.05	6.18	0.18
SU-102	133.00	208.50	75.50	0.64	0.02	6.88	0.20
	231.00	277.50	46.50	0.59	0.02	6.53	0.19
SU-106(4)	83.00	155.47	72.47	1.37	0.04	15.00	0.44
	192.50	241.12	48.62	1.06	0.03	25.75	0.75
incl	240.43	241.12	0.69	1,710	49.88	1,080	31.50
	269.58	294.00	24.42	0.77	0.02	7.31	0.21
SU-108	116.00	137.00	21.00	0.56	0.02	7.18	0.21
West Zone
SU-63(2)	4.20	28.50	24.30	0.72	0.02	9.25	0.27
	143.00	166.50	23.50	0.92	0.03	34.02	0.99
	319.00	487.49	168.49	0.80	0.02	4.81	0.14
SU-66(2)	26.89	64.55	37.66	0.88		1.49
	358.34	444.00	85.66	1.16		5.39
SU-67(2)	114.00	177.55	63.55	0.76	0.02	4.45	0.13
	250.00	324.42	74.42	2.17	0.06	16.56	0.48
SU-98(5)	Metallurgical hole, unsampled from 0 to 275 meters
	275.00	339.00	64.00	0.75	0.02	5.79	0.17
	359.00	488.50	129.50	1.40	0.04	16.60	0.48
incl	427.00	430.00	3.00	876.75	25.57	597.55	17.43
SU-100(3)	69.50	89.00	19.50	0.49	0.01	1.74	0.05
	398.10	427.71	29.61	1.56	0.05	7.03	0.21
	561.00	605.34	44.34	0.85	0.02	3.02	0.09
incl	582.00	605.34	23.34	1.05	0.03	3.50	0.10

SU-103	Metallurgical Hole - no assays
Bridge Zone
SU-64(2)	170.2	318.8	148.6	0.72	0.02	7.50	0.22
	290.29	318.78	28.49	1.07	0.03	9.76	0.28
SU-87(2)(3)	175.50	343.20	167.70	1.09	0.03	4.04	0.12
SU-89(2)(3)	99.50	161.50	62.00	1.17	0.03	2.96	0.09
	188.56	229.00	40.44	0.84	0.02	2.45	0.07
	304.00	638.25	334.25	1.02	0.03	4.76	0.14
SU-90(2)	69.00	160.00	91.00	0.83	0.02	6.82	0.20
	241.00	353.00	112.00	0.91	0.03	22.66	0.66
	371.00	408.50	37.50	0.56	0.02	5.20	0.15
SU-92	135.76	154.00	18.24	0.72	0.02	3.73	0.11
	230.00	275.00	45.00	0.72	0.02	7.07	0.21
SU-94	191.50	240.00	48.50	0.61	0.02	4.77	0.14
	269.00	270.50	1.50	34.70	1.01	18.60	0.54
	298.50	324.00	25.50	0.84	0.02	12.45	0.36
SU-95	316.50	387.00	70.50	0.67	0.02	21.76	0.63
	387.00	410.50	23.50	0.76	0.02	25.01	0.73
Shore Zone
SU-99	91.50	112.00	20.50	1.52	0.04	45.76	1.33
	158.50	193.50	35.00	0.73	0.02	22.80	0.66
	212.00	240.50	28.50	0.65	0.02	10.14	0.30
SU-101	135.04	142.50	7.46	3.58	0.10	177.68	5.18
	190.00	205.00	15.00	0.57	0.02	11.95	0.35
	221.65	229.50	7.85	0.86	0.03	46.71	1.36
SU-104	38.70	79.50	40.80	0.63	0.02	7.80	0.23
	94.50	117.00	22.50	0.70	0.02	10.83	0.32
SU-105	87.50	137.00	49.50	0.71	0.02	3.06	0.09
	198.50	212.00	13.50	2.65	0.08	63.34	1.85
SU-107	103.00	125.93	22.93	0.70	0.02	24.31	0.71
	147.50	174.12	26.62	1.25	0.04	23.56	0.69
SU-109	54.00	66.00	12.00	0.89	0.03	7.43	0.22
	173.74	200.80	27.06	0.92	0.03	20.87	0.61
SU-110	15.00	58.00	43.00	1.34	0.04	35.05	1.02

(1)True thickness to be determined. See cautionary note to U.S. investors. (2)Previously reported. (3) Ended in mineralization.(4)One sample cut to 31.1 grams of gold per tonne. (5)Two samples cut to 31.1 grams of gold per tonne.

Kenneth C. McNaughton, M.A.Sc., P.Eng., and Senior Vice President, Exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Brucejack Project exploration program and has verified and supervised the preparation of the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Forward-looking statements include, without limitation, the estimation of mineral reserves and resources, the timing and amount of estimated future production, costs of production, and costs and timing of development of new deposits. Such risks and uncertainties include, but are not limited to, the timing to complete drilling programs at the Company’s exploration projects; differences in U.S. and Canadian practices for reporting mineral resources and reserves; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; the Company's ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; uncertainty of production and cost estimates; the Company's history of losses and expectation of future losses; changes in prices for the Company's mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the Company may carry on business; technological and operational difficulties or inability to obtain permits or land use agreements in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the Company's most recent Form 20-F and other filings with the Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

Cautionary note to U.S. investors: The terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves. "Inferred mineral resources" in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

(Source: Silver Standard Resources Inc.)